

February 16, 2011

Richard Aland, Chief Executive Officer
Accelerated Acquisitions V, Inc.
12720 Hillcrest Road, Suite 1045
Dallas, Texas 75230

      RE: Accelerated Acquisitions V, Inc.
              Amendment No. 4 to Registration Statement on Form S-1
              Filed January 31, 2011
              File No. 333-167939

Dear Mr. Aland:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Information with Respect to the Registrant, page 27

1. We note your response to comment nine of our December 30, 2010 letter. With a view to disclosure, advise us if any of the 28-72 million gallons of fuel were purchased through your platform, if amounts were requested by buyers but did not result in purchases, or otherwise. It is unclear why the specific numbers are used.

Executive Compensation, page 42

2. Please provide updated executive compensation disclosure.

Financial Statements

General

3. Please consider Rule 8-08 of Regulation S-X in determining whether you need to update your consolidated financial statements in an amendment to your Form S-1.

Part II

Recent Sales of Unregistered Securities

4. We note your amended Form D and also the revised disclosure under this heading that on July 2, 2010, the company sold shares to 35 investors. The table on page 67 lists <u>45</u> investors. Please revise or advise.

Exhibits

Exhibit 5.1 – Legality Opinion

5. In the amendment to be filed, please ensure that your legality opinion is currently dated.

Closing Comments

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Janice McGuirk, examiner, at (202) 551-3395 or Jim Lopez, Legal Branch Chief, at (202) 551-3536.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services